Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement Form F-4 Amendment No 1 and related Prospectus of Enel Chile S.A. with respect to the offer to purchase certain outstanding shares of Enel Generacion Chile S.A., and to the incorporation by reference therein of our reports dated April 26, 2017, with respect to the consolidated financial statements of Enel Chile S.A., and the effectiveness of internal control over financial reporting of Enel Chile S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ EY Audit SpA
EY Audit SpA Santiago, Chile
November 30, 2017